Exhibit 99.2

NICE Actimize Powers Compliance Investigations and Surveillance Detection
 With the Launch of AI-Driven ActimizeWatch Managed Analytics Service

Leveraging X-Sight cloud-based Platform-as-a-Service capabilities, ActimizeWatch offers financial services organizations scalable analytics and automation to boost compliance program effectiveness

Hoboken, N.J., September 4, 2019 – In the world of financial services, change can be fast-paced and regulatory requirements, communication and transaction patterns, and even asset classes evolve over time. To address this dynamic environment, NICE Actimize, a NICE (Nasdaq: NICE) business and the leader in autonomous financial crime management, has expanded ActimizeWatch, its secure cloud-based managed analytics service, to its Financial Markets Compliance solutions to help Financial Services Organizations (FSOs) improve agility, detection accuracy, efficiency, and overall compliance program effectiveness.

Leveraging X-Sight, the cloud-based Financial Crime Risk Management Platform-as-a-Service, ActimizeWatch offers compliance teams scalable analytics automation and a two-prong approach that includes Model Optimization and Development Services and Anomaly Detection. This approach helps FSOs continuously fine-tune their detection capabilities and uncover unknown risks in an ever-changing landscape of threats. Both services offer the ability to anonymously pool and leverage lessons learned across the collective intelligence of NICE Actimize customers, so FSOs can see larger threats at play in the marketplace and take steps to proactively avoid them.

“In financial services, change can be unrelenting. When surveillance detection models don’t keep pace with change, firms risk falling out of compliance and unnecessarily driving up compliance costs,” said Chris Wooten, Executive Vice President, NICE. “FSOs can now leverage NICE Actimize’s expertise coupled with advances in technology to automate their compliance programs and enhance their surveillance detection capabilities. ActimizeWatch’s analytics-as-a-service helps FSOs get out in front of changing conditions and uncover hidden compliance risks without taxing resources.”

Model Optimization Services
The ActimizeWatch Model Optimization Services and Anomaly Detection functions are both offered as overlays to NICE Actimize’s market-leading Communications Surveillance, Markets Surveillance, and Sales Practices & Suitability solutions, so FSOs can better identify interconnected risks across all surveillance modalities.

NICE Actimize’s ActimizeWatch for Compliance places the responsibility of analytics optimization in the hands of Actimize experts, providing a hands-off experience for firms. This assures FSOs have access to the most up-to-date and accurate detection models, without the added work. Model optimizations that previously took months or years to develop in-house can now be implemented in days or weeks. Optimized models enable FSOs to improve detection of market abuse and significantly reduce false positives, saving analysts time.

NICE Actimize’s Model Optimization Services offer unparalleled expertise to complement an FSO’s in-house resources. Consisting of data scientists, linguistics experts, and compliance subject matter experts, the team has decades of experience in regulatory compliance, cloud computing, speech analytics, machine learning, and predictive and language modeling.

Anomaly Detection
Today’s prescriptive models can be effective for detecting known risks, but in financial services risk is a moving target. ActimizeWatch for Compliance’s Anomaly Detection takes machine learning to the next level, enabling suspicious behaviors to bubble to the surface, so FSOs always stay a step ahead of risk. It does this by using unsupervised machine learning models to detect anomalies in monitored employee transactions and communications. These anomalies are then presented in dashboards to compliance analysts for further investigation. Confirmed risks are fed back into the detection models for further refinement, enhancement and retraining.

For additional inquiries, please email NICE at compliance@niceactimize.com.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq: NICE) is the world's leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Cindy Morgan-Olson, 201-551-5202, cindy.morgan-olson@niceactimize.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.